Mail Stop 3561

                     November 22, 2005

Jon Suk, President
Mystica Candle Corp.
136 Bradley Road
Salt Spring Island
BC Canada V8K 1J5

Re:	Mystica Candle Corp.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed November 8, 2005
      File No. 333-127703

Dear Mr. Suk:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Operation, page 19
1. You state that you expect you will only be able to complete the first five months of your business plan without additional funds.
Please state the amount you will need for the remainder of your fiscal year.

Report of Independent Registered Public Accounting Firm, page F-1
2. We note your response to comment 5 in our letter dated October
19,
2005 regarding the reason for the two dates on the audit report.
We
are unclear on the appropriateness of your Note 8 disclosure.  In this
regard, it does not appear appropriate to refer to the reason for
a
restatement as opposed to the company describing the nature of the
restatement`s and its effects on the financial statements.   You
may
want to review accounting trends and techniques for examples of companies with similar issues. We do not believe prevalent practice
is referring by number to the staff`s comment letter.    We
recommend
your auditor review the appropriate PCAOB standards and revise their report and the Company to consider, with the auditor, whether revisions are necessary in the financial statements or the related disclosure.

Financial Statements
3. Please revise your presentation to update your financial statements to comply with Item 310(a) of Regulation S-B.

Notes to Financial Statements

Note 8 - Revised Financial Statements, page F-8
4. We note your disclosure regarding your revisions to the
financial
statements as of September 26, 2005.  Please expand your footnote disclosures to explain the nature of the revisions and the
specific
accounts and financial statement line items affected by the
changes.
*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or James Allegretto, Senior Staff Accountant, at (202) 551-
3849,
if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

Cc:	Michael M. Kessler, Esq.
	Fax:  (916) 239-4008

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Jon Suk, President
Mystica Candle Corp.
November 22, 2005
Page 1